Exhibit 99.1

Jiuzi New Energy Forms Strategic Cooperative Relationship with Leading Domestic Industry Park Operator

HANGZHOU, China, Oct. 25, 2021 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ:JZXN; the “Company”; Jiuzi New Energy), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced that it has entered into strategic cooperation agreement with EGO Group Co., Ltd. (“EGO Group”), a leading industry park operator in China.

Pursuant to the agreement, the two parties have officially formed a strategic cooperative relationship by leveraging their respective resources and strengths and will work closely to achieve long term mutual business growth. Specifically, JZXN will offer EGO’s clients to purchase its new energy vehicle and rent services at discounted prices. On the other hand, EGO will market the Company’s products and services on its mobile application and internal network. EGO will also authorize JZXN to set up demonstration center within its industrial parks. Through this cooperation, the two parties also expect to form a more effective initiative to communicate with the local government and gain additional policy supports.

EGO Group is one of the leading industry park operators in China. As of September 2020, EGO has been operating at more than 300 industrial parks within 29 provinces, managing 15.4 million square meters property, and serving over 100,000 enterprise clients.

Mr. Shuibo Zhang, CEO, Director and Chairman of Jiuzi Holdings, Inc., commented: “We are excited to obtain recognition from EGO Group, which is a nationwide industry park operator in China. Our cooperation will provide more economic new energy vehicle services to EGO’s existing clients as well as effectively expand our own geographic business coverage. We look forward to a fruitful and productive cooperative relationship with EGO Group going forward.”

About EGO Group Co., Ltd.

EGO Group Co., Ltd., established in 1998, is mainly engaged in the transformation and upgrading of the urban digital economy. EGO provides investment, development and operational services for the development and innovation of urban and rural digital industries. With focuses on production integration, industrial ecology, intelligent property, and rural revitalization, EGO helps both facilitate regional economic development and transform and upgrade traditional industries by using new technologies to develop industrial parks and technology incubators, upgrade rural complex, build new economy zones, and provide consultation services in the areas of digital economy, human resources and entrepreneurship. EGO now operates over 300 projects, covering 153 cities in 29 provinces in China.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company majorly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone:	+1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

SOURCE Jiuzi Holdings, Inc.